EXHIBIT 99.2



April 28, 1997


Dear Shareholder:

     Enclosed are Covenant Bank's 1996 Annual Report to Shareholders, a Proxy Statement/Prospectus and a proxy card with an invitation to our annual meeting of shareholders. The Board of Directors and management encourage you to take a few moments to read the enclosed material and cast your vote on the enclosed proxy card. Your Board of Directors and management recommend a vote FOR each of the proposals. We urge you to return your vote as soon as possible.



                             YOUR VOTE IS IMPORTANT!



     Under applicable New Jersey law, Proposal 1 requires approval by two-thirds of all outstanding shares of Covenant common stock. If your shares are held through a broker or other nominee, your shares cannot be voted without specific voting instructions from you.

     Failure to return your signed proxy card will have the same effect as a vote against Proposal 1. Accordingly, we are urgently requesting that you complete, sign and return the enclosed proxy card whether or not you plan to attend the annual meeting of shareholders.



     If you have any questions, please contact J. William Parker, Jr., Senior Vice President and Chief Financial Officer, at (609)-428-7318.



Very truly yours,



-----------------------------                     ----------------------------
Richard A. Hocker                                 Charles E. Sessa, Jr.
Chairman & CEO                                    President